Exhibit 99.3

Bragg Gaming Group Inc.

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE- AND TWELVE-MONTH PERIODS

ENDED DECEMBER 31, 2022

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2022	1

1.MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Bragg Gaming Group Inc on a consolidated basis, for the three months ("Q4 2022") and year ended December 31, 2022. References to “Bragg”, or the “Company” in this MD&A refer to Bragg Gaming Group Inc and its subsidiaries, unless the context requires otherwise. This document should be read in conjunction with the information presented in the audited consolidated financial statements for the year ended December 31, 2022 (the “2022 financial statements”).

For reporting purposes, the Company prepared the 2022 Financial statements in European Euros (“EUR”) and, unless otherwise indicated, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this MD&A was derived from the 2022 financial statements. Unless otherwise indicated, all references to a specific “note” refer to the notes to the 2022 financial statements.

This MD&A references non-IFRS financial measures, including those under the headings “Selected Financial Information” and “Key Metrics” below. The Company believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions. Although management believes these financial measures are important in evaluating the Company, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Non-IFRS measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes. These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may nor otherwise be apparent when relying solely on IFRS measures.

For purposes of this MD&A, the term “gaming license” refers collectively to all the different licenses, consents, permits, authorizations, and other regulatory approvals that are necessary to be obtained in order for the Company to lawfully conduct (or be associated with) gaming in a particular jurisdiction.

Unless otherwise stated, in preparing this MD&A the Company has considered information available to it up to March 21, 2023, the date the Company’s board of directors (the “Board”) approved this MD&A.

On April 30, 2021, the Company announced a one-for-ten share consolidation. At the annual and special meeting of the Company’s shareholders held on April 28, 2021, the Company’s shareholders granted the Board discretionary authority to implement a consolidation of the issued and outstanding common shares of the Company (“Common Shares”) on the basis of a consolidation ratio of up to fifteen (15) pre-consolidation Common Shares for one (1) post-consolidation Common Share. The Board selected a share consolidation ratio of ten (10) pre-consolidation Common Shares for one (1) post-consolidation Common Share. The Common Shares began trading on the Toronto Stock Exchange (“TSX”) on a post-consolidation basis under the Company’s existing trade symbol "BRAG" on May 5, 2021. In accordance with IFRS accounting principles, the change has been applied retrospectively and all balances of Common Shares, warrants and equity-based compensation such as share options, deferred share units and restricted share units have been restated after applying the consolidation ratio.

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2.CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Canadian securities legislation and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Company, its subsidiaries and their respective customers and industries. Although the Company and management believe the expectations reflected in such forward-looking statements are appropriate and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

By their nature forward-looking statements are subject to known and unknown risks, uncertainties, and other factors which may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among other things, the Company’s stage of development, long-term capital requirements and future ability to fund operations, future developments in the Company’s markets and the markets in which it expects to compete, risks associated with its strategic alliances, the impact of entering new markets on the Company’s operations, and risks associated with new or proposed gaming regulations. Each factor should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements. See the section, “Risk Factors and Uncertainties”, below noting that these factors are not intended to represent a complete list of the factors that could affect the Company. Additional risks, uncertainties and other factors are discussed in the Company’s annual information form dated March 21, 2023 (the “AIF”), a copy of which is available electronically on the Company’s website, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Company, forward-looking statements in this MD&A describe the Company’s expectations as of March 21, 2023, and, accordingly, are subject to change after such date. The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

3.LIMITATIONS OF KEY METRICS AND OTHER DATA

The Company’s key metrics are calculated using internal Company data. While these numbers are based on what the Company believes to be reasonable judgments and estimates of customer numbers for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its product offerings across its customer base. In addition, the Company’s key metrics and related estimates may differ from estimates published by third parties or from similarly titled metrics of its competitors due to differences in methodology and access to information.

For important information on the Company’s non-IFRS measures, see the information presented in “Key metrics” and “Selected financial information” below. The Company continually seeks to improve its estimates of its active customer base and the level of customer activity, and such estimates may change due to improvements or changes in the Company’s methodology.

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4.OVERVIEW OF FINANCIAL YEAR 2022

Bragg Gaming: Overview and Strategy

Bragg is a content-driven business-to-business (“B2B”) iGaming technology provider. Its suite of iGaming content and technology, commercial relationships and operational licenses allows it to offer a complete gaming solution in regulated online gaming markets globally. Its premium content portfolio currently includes over 6,500 casino game titles, including proprietary games developed by its in-house studios, exclusive titles developed by third-party partners on its remote games server (“RGS”) as well as aggregated, licensed games from top studios around the world.

The Company’s proprietary suite of products includes a player account management (“PAM”) platform, which provides the tools required to operate an online gaming business, including player engagement and data analysis software. The Company’s technology was developed on a greenfield basis and is not dependent on legacy code. The Company’s suite of products and services offers a one-stop solution to its customers that is adaptable to various gaming markets and legislative jurisdictions, including in European and North American iGaming markets.

The Company was incorporated by Articles of Incorporation pursuant to the provisions of the Canada Business Corporations Act on March 17, 2004, and on December 20, 2018, the Company completed a business combination transaction to acquire Oryx Gaming International LLC (“Oryx”), a full turnkey iGaming solutions provider with an established customer base in Europe and Latin America.

In June 2021, the Company acquired Wild Streak LLC, doing business as Wild Streak Gaming (“Wild Streak”), a leading iGaming content studio based in Las Vegas, Nevada with a portfolio of proprietary titles distributed globally, including in the United States and Europe.

In June 2022, the Company acquired Spin Games LLC (“Spin”), a Reno, Nevada-based iGaming technology supplier and content provider licensed and active in key regulated North American jurisdictions.

In September 2022, the Company consolidated its group of companies including Oryx, Wild Streak and Spin under the single brand name, Bragg Gaming Group.

The Company is dual-listed on the Nasdaq Global Select Market and the Toronto Stock Exchange, both under the symbol BRAG.

The Company aims to grow its business as a vertically integrated B2B provider to regulated online casinos, regulated online sports betting, and land-based casino offerings in global markets.

Driven by an experienced management team and offering its differentiated content portfolio, software-as-a-service (“SaaS”) technology and managed services, the Company aims to become a leading vertically integrated content-led technology provider in the iGaming industry.

Financial performance in 2022

The Company is pleased to report on a solid trading performance for the year ended December 31, 2022. The year was characterized with vast operational activity with onboarding of new customers, triggering high demand for the Company’s products and services and supporting its underlying growth. The Group has continued to deliver against its strategic objectives, achieving growth, while remaining committed to revenue diversification and geographic expansion.

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Revenue

The Company’s revenue1 for the year ended December 31, 2022, increased from the same period in the previous year by 45.3.% to EUR 84.7 million (2021: EUR 58.3 million) continuing a solid quarterly growth momentum since 3Q21. The Group’s year-over-year revenue growth was mainly organic through its existing customer base, the onboarding of new customers in various jurisdictions and a strong revenue performance from its proprietary Wild Streak casino games studio and Spin’s existing United States customer base. See “Risks and Uncertainties” below.

The Company’s revenue growth was mainly derived from the games and content segment which amounted to EUR 60.8 million (2021: EUR 47.5 million) and accounted for 71.7% (2021: 81.5%) of total revenues, as demand for the Group’s unique games and content and technology proposition continues to grow. The Company’s growth has been underpinned by continued investment and innovation in its technology and product offering. These investments enhanced the roll out of the iGaming (PAM) product in new markets throughout the year including Oryx Hub, new data analytic tools and customer engagement platform.

Management of the Company is pleased to see growth in game play and overall engagement level, maintaining solid unique player2 numbers. Total wagering generated via games and content offered by the Company in the period ended December 31, 2022, were up by 24.0% from the same period in the previous year to EUR 17.7 billion (2021: EUR 14.3 billion).

The number of unique players using our games and content in 2022 (excluding Wild Streak and Spin) remained unchanged at 6.5 million (2021: 6.5 million). The stable unique player number is associated with the significant improvements to our core content offering including recent technical developments giving the Group a powerful competitive advantage.

Gross profit increased compared to the same period in the previous year by 59.2% to EUR 45.1 million (2021: EUR 28.3 million) with gross margins increasing by 4.6% to 53.2% (2021: 48.6%). The margin improvement is primarily due to a change in the composition of revenue derived from our iGaming platform and managed services together with an increase in revenue from proprietary game studios which has no cost of sales compared to third party games and content which have associated third party costs.

Selling, general and administrative expenses increased from the same period in the previous year by 34.9% to EUR 46.8 million (2021: EUR 34.7 million) amounting to 55.2% of total revenue (2021: 59.5%). The increase of costs is in line with the Company’s investment in its growth strategy, as the Company continues to build its foundation as a scalable and innovative vertically integrated iGaming content and technology provider in the iGaming industry.

2022 Highlights

Notable factors affecting the Company’s performance in 2022 include the following:

(a)	Salaries and subcontractors increased by 30.7% to EUR 19.4 million (2021: EUR 14.8 million) as the Company continued to invest in expanding its technology and product offering by scaling its software and games development teams, product managers, data and analytics professionals, and executive team. This has enabled the Company to source new customers and maintain growth from its existing customer base, expand into new markets, and adapt to regulatory requirements. As a result of the increased level of investment in technology and products, total capitalized software development costs increased by EUR 3.8 million to EUR 6.7 million.

1 Revenue includes group share in Game and content, platform fees and management and turnkey solutions

2 Unique players are individuals who made a real money bet at least once during the period

3 Wagering in the previous year (2021) includes pro-forma wagering for Wild Streak as if it was acquired on January 1, 2021

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(b)	Share based compensation decreased by 19.2% to EUR 3.8 million (2021: EUR 4.7 million) in connection with share-based incentive plan awards to new directors and management composed of DSUs and RSUs and share options. The reduction is a combination of lower fair value of share-based awards compared to the prior year and changes in the vesting profile of new awards resulting in a greater proportion of aggregate fair value being expensed in future years. Total employee costs (including share-based compensation charge) increased by 18.7% to EUR 23.1 million (2021: EUR 19.5 million) mainly due to an increased headcount in technology, product and senior management teams in the total value of EUR 4.5 million offset by lower share-based payment costs of EUR 0.9 million. The previous period included a one-time payment for the termination of an employment agreement totalling EUR 1.8 million.
(c)	IT hosting costs increased by 92.6% to EUR 3.3 million (2021: EUR 1.7 million) mainly related to an increase in gaming activity and increased costs of hosting and servers in various jurisdictions predominantly the United States and is in line with the Company’s revenue growth.
(d)	Professional fees increased by EUR 0.4 million to EUR 3.4 million (2021: EUR 3.0 million) and are comprised of audit and tax advisory, legal, recruitment, regulatory and licensing costs. The increase in costs relates mainly to new licensing processes in various jurisdictions, and in particular the online gaming markets on Canada and the United States. Professional fees include a one-time EUR 0.6 million payment associated with the management recruitment process, and compensation paid to a member of the Board (2021: one-time costs of EUR 0.9 million relating to legal and professional fees on the Nasdaq listing, base shelf prospectus and other non-recurring regulatory and legal matters).
(e)	Corporate costs decreased by EUR 0.3 million to EUR 1.1 million (2021: EUR 1.4 million) as a result of a reduction in the level of investment in investor and public relations activities as part of the Company’s general corporate strategy.
(f)	Sales and marketing increased by EUR 2.0 million to EUR 2.4 million (2021: EUR 0.4 million) mainly related to the increase in sales and gaming sector events (EUR 0.6 million) and the increase in games and content promotion activities (EUR 1.4 million).
(g)	Bad debt expense remained stable at EUR 0.6 million (2021: EUR 0.6 million) as a result of a remeasurement of risk in the aging and liquidity of trade receivables of specific customers while progress was made in improving the billing processes and collection of customer funds.
(h)	Travel and entertainment costs increased by EUR 0.4 million to EUR 0.7 million (2021: EUR 0.3 million) as a result of post COVID-19 increases in travel and business event attendance.
(i)	Transaction and acquisition costs amounted to EUR 0.9 million (2021: EUR 1.3 million) related to the Company’s convertible debt financing arrangement of EUR 0.2 million (2021: Nil) in which the Company raised a total USD 8.7 million (2021: Nil) prior to associated legal, broker, and debt arrangement fees. Comparatively, the costs incurred during 2021 financial year related to the deployment of the Company’s M&A strategy which included legal, financial, tax, and technical processes.
(j)	Other operational costs amounted to EUR 2.7 million (2021: EUR 1.6 million) relating to an increased director and officer insurance premium as well as erosion and omission costs. Gain / (loss) on foreign exchange is now disclosed as net interest expense and other financing charges. Previously, this was categorized by the Company as other operational costs.

Total operating loss for the period amounted to EUR 0.8 million (2021: EUR 6.3 million), a reduction of EUR 5.5 million achieved by an increase of gross profit of EUR 16.8 million due to improved underlying revenue performance with a gain on remeasurement of deferred consideration (EUR 0.8 million), offset by increased depreciation and amortization of EUR 3.7 million, IT and hosting costs of EUR 1.6 million, sales and marketing of EUR 2.0 million, and other operational and travel and entertainment costs of EUR 1.5 million.

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The Company’s Adjusted EBITDA increased from the same period in the previous year by 64.0% to EUR 12.1 million (2021: EUR 7.4 million) with Adjusted EBITDA margins increasing by 1.6% to 14.2% (2021: 12.6%). The change in margin is mainly as a result of scale and a change in the product mix of iGaming and managed services, while maintaining higher investment in salaries and subcontractor costs as part of the Company’s strategy to expand software development, product, and senior management functions. A reconciliation between the current and prior year’s reported figures to Adjusted EBITDA is shown in Section 5.3.

Cash flows from operating activities for the year ended December 31, 2022, amounted to EUR 5.8 million (2021: EUR 0.1 million) with underlying performance of EUR 9.1 million offset by movement in working capital and change in income taxes payable of EUR 3.3 million.

Cash flows used in investing activities amounted to EUR 16.9 million (2021: EUR 23.9 million), a reduction of EUR 7.0 million from the same period in the previous year and is mainly attributable to nil outflow of deferred and contingent consideration payments during the period (2021: EUR 11.5 million) relating to the earn out payment of the Company’s acquisition of Oryx. During the periods 2021 and 2022 the Company paid cash consideration for the acquisition of Wild Streak and Spin in June 2021 and June 2022, respectively. Total cash consideration paid in respect of Spin was EUR 9.3 million (2021: cash consideration in respect of Wild Streak of EUR 8.3 million and prepaid consideration in respect of Spin of EUR 1.2 million). In addition, the Company continued its investment in intangible assets, mainly in software development costs, totaling EUR 7.4 million (2021: EUR 3.1 million) and increased purchases of property and equipment of EUR 0.5 million (2021: EUR 0.1 million).

Cash flows from financing activities amounted to a net inflow of EUR 7.0 million (2021: EUR 12.4 million) mostly related to the inflows from the financing arrangement with Lind from which the Company received a net investment of USD 8.1 million (2021: Nil) after direct costs attributable to the financing arrangement. The reduction in the net inflows from the same period in the previous year was predominantly due to: (i) the previous period’s net proceeds from the exercise of warrants and broker compensation options in the value of EUR 10.8 million related to the November 2020 Public Offering, and (ii) a EUR 1.3 million inflow related to the private placement in which the Board and the Company’s officers participated in January 2021. During the period EUR 0.7 million outflow (2021: Nil) was related to the repayment of loans in relation to the Spin acquisition.

Financial performance in Q4 2022

Revenues

During the three months ended December 31, 2022, the Company has continued to achieve its strategic objectives by accelerating growth while remaining committed to revenue diversification and geographic expansion.

The Company’s revenue for the three months ended December 31, 2022, increased from the same period in the previous year by 50.3% to EUR 23.7 million (4Q21: EUR 15.8 million) and 13.3% from the previous quarter (3Q22: EUR 20.9m), continuing the solid quarterly growth momentum since 3Q21. The Group’s year-over-year revenue growth was mainly organic through its existing customer base, the onboarding of new customers in various jurisdictions and a strong revenue performance from its proprietary Wild Streak casino games studio and Spin’s existing United States customer base.

Total wagering generated via games and content offered by the Company in the three months ended December 31, 2022, were up by 65.4% from the same period in the previous year to EUR 5.1 billion (2021: EUR 3.1 billion). The number of unique players using the Company’s games and content over the period (excluding Wild Streak and Spin) increased by 51.1% to 2.8 million (4Q21: 1.9 million).

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Gross profit

Gross profit for the three months ended December 31, 2022 increased from the same period in the previous year by 61.6% to EUR 13.0 million (4Q21: EUR 8.0 million) with gross margins increasing by 3.9% to 54.9% (4Q21: 51.0%), due a higher proportion of revenue derived from our iGaming platform and managed services coupled with the increase in content revenue which has no cost of sales compared to third party games and content which have associated third-party cost.

Expenses

Selling, general and administrative expenses for the three months ended December 31, 2022 amounted to EUR 13.2 million, an increase of EUR 3.4 million from the same period in the previous year (4Q21: EUR 9.8 million) and representing 55.8% of the total revenue (4Q21: 62.4%).

Expenses were mainly driven by a EUR 1.1 million increase in total employee costs to support the Company’s growth in technology, product, compliance, sales and management, an increase of EUR 0.6 million in sales and marketing as part of the Company’s investment in promoting its services and products. There was an increase of EUR 0.8 million in other operational and travel and entertainment costs associated with directors, officers and error and omission insurance, as well as EUR 0.9 million of depreciation and amortization. These increases were partially offset by a EUR 0.5 million reduction in corporate and professional fees.

Profitability

Adjusted EBITDA amounted to EUR 3.6 million (4Q21: EUR 1.6m) an increase of EUR 2.1 million for the period with margins increasing by 5.3% to 15.4% (4Q21: 10.1%).

Operating profit amounted to EUR 0.2 million (4Q21: operating loss of EUR 1.8 million) an improvement in profitability of EUR 2.0 million. This was a result of an increase of the total gross profit for the period of EUR 5.0 million offset by in increase of selling general and administrative expenses by EUR 3.4 million and a gain on remeasurement of derivative liability and deferred consideration in the total value of EUR 0.4 million (2021: Nil).

Cash flow used in operating activities for the three months ended December 31, 2022, amounted to EUR 2.0 million (4Q21: EUR 2.2 million). The negative cash flow from operations in the period was a result of negative movement of net working capital of EUR 5.0 million due to increased trade receivables during the period and several cash payments received at the beginning of the next financial year.

Cash flow used in investing amounted to EUR 2.5 million (4Q21: EUR 2.2 million) and is mainly attributable to additions to intangible assets of EUR 2.2 million (4Q21: EUR 1.1 million). Cash flow used in financing activities amounted to EUR 0.4 million (4Q21: EUR 0.1 million) mainly related to costs directly attributable to the convertible debt from the Lind Funding Agreement in September 2022.

Financial position

Cash and cash equivalents as of December 31, 2022, amounted to EUR 11.3 million (December 31, 2021: EUR 16.0 million), a decrease of EUR 4.7 million, primarily as a result of cash required for the acquisition of Spin in June 2022 in the total of EUR 9.3 million and investment in software development costs of EUR 6.7 million offset by a strong trading resulting in positive cash flow from operations  of EUR 5.8 million and EUR 8.1 million net proceeds from the debt financing completed in September 2022.

Trade and other receivables as of December 31, 2022, totalled EUR 16.6 million (December 31, 2021: EUR 8.5 million), an increase of EUR 8.1 million mainly as a result of the timing of the cash collection of several customers which took place post year end.

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Trade payables and other liabilities as of December 31, 2022, increased by EUR 5.2 million to EUR 19.5 million (December 31, 2021: EUR 14.4 million) as result of a EUR 5.3 million increase in trade payables and accrued liabilities offset by the decrease in sales tax and other liabilities of EUR 0.1 million. Total convertible debt amounted to EUR 8.0 million (December 31, 2021: EUR Nil), of which EUR 1.3m (December 31, 2021: EUR Nil) is recorded as a short term derivative liability and EUR 6.7m (December 31, 2021: EUR Nil) is recorded as long term and attributed to the convertible debt financing completed in September 2022.

Other activities during the twelve months ended December 31, 2022

Spin Acquisition

On May 12, 2021, the Company announced it had entered into an agreement to acquire Spin in a mixed cash and stock transaction. The transaction closed on June 1, 2022 for a purchase price of USD 18.4 million (EUR 17.2 million). Pursuant to this agreement the sellers of Spin received USD 11.4 million in cash (EUR 10.6 million) and USD 5.8 million in Common Shares of the Company (EUR 5.4 million) of which USD 1.5 million in Common Shares was issued on closing (EUR 1.4 million) with the balance of USD 4.3 million (EUR 4.0 million) to be issued over a period of three years following closing.

As at December 31, 2022, the balance of deferred consideration in Common Shares of the Company has been recognized in the consolidated statements of financial position at USD 3.5 million (EUR 3.3 million) applying a discount rate of between 9.3% and 21.8%.

Financing Arrangement

On September 5, 2022, the Company entered into a funding agreement for an investment of USD 8.7 million by Lind Global Fund II LP, an investment entity managed by The Lind Partners, a New York-based institutional fund manager (together ("Lind")  (the "Lind Funding Agreement").

Funding is in the form of a USD 8.7 million convertible note bearing interest at an inherent rate of 7.5% (the "Convertible Debt") and has a face value of USD 10.0 million (the "Face Value"). The Company received net proceeds of approximately USD 8.0 million from the funding after fees. The Face Value of the Convertible Debt has a 24-month maturity date and can be paid in cash or be converted into Common Shares at a conversion price equal to 87.5% of the five-day volume weighted average price immediately prior to each conversion. Shares issued upon conversion are subject to a 120-day lock-up period following deal close.

The Lind Funding Agreement contains restrictions on how much may be converted in any particular month, which is limited to 1/20 of outstanding balance or USD 1.0 million if exchange volume is above specified minimum, which conversions may be accelerated in certain circumstances. The Company also has the option at any time to buy back the entire remaining balance of the Convertible Debt, subject to a partial conversion right in favor of Lind to convert up to 1/3 of the outstanding amount into Common Shares in such circumstances. In connection with the funding, Lind was issued warrants to purchase up to 979,048 Common Shares at a price of CAD 9.28 per share for a period of 60 months.

As of the date of this MD&A 285,042 shares have been issued to Lind pursuant to the Lind Funding Agreement.

See “Risk Factors – Risks Related to the Company’s Operations” in the AIF.

Other

●	Share Capital: As at December 31, 2022, the number of issued and outstanding shares was 21,107,968 (December 31, 2021: 19,956,034), the number of outstanding awards from equity incentive plans was 3,131,295 (December 31, 2021: 2,298,247),

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and the number of outstanding warrants was 16,886 (December 31, 2021: 16,886) of broker warrants and warrants issued upon convertible debt of 979,048 (December 31, 2021: Nil).
●	Employees: As at December 31, 2022, the Company employed 428 employees, contractors and sub-contractors (December 31, 2021: 286) across Europe, North America, India, and Israel.

Strategic Progress

The Company’s vision is to become a leading vertically integrated content-led technology provider in the iGaming industry. It aims to achieve this as a producer and distributer of online casino games via its in-house studios and via third party content providers, and as an iGaming PAM platform and complete solution provider, capturing an increasing proportion of the online gaming value chain. It plans to meet these objectives through the following:

a) Focus on Core Business Growth:

The Company intends to continue growing its core business by adding new customers while expanding within its existing customer base, helping them grow their respective businesses in different markets and jurisdictions. The Company aims to gain new customers and support existing ones by consistent product innovation in order to drive superior player engagement, affording its customers a competitive advantage. This involves developing and securing exclusive premium content coupled with a focus on developing its platform, data analytics and player engagement tools designed to increase the return on investment (“ROI”) for Bragg’s customers. The Company’s modern and proprietary technology was developed in-house, with an emphasis on agility and scalability, aiming to quickly and seamlessly integrate with customer operations. Bragg’s product and technology stack offers a competitive time to market, cutting edge real-time data-driven marketing tools and a differentiated content suite. This provides its customers the ability to create a near-term impact in newly launched iGaming markets.

In 2022, the Company launched 41 new online casino games in Europe (4Q22: 11 games), of which 18 of these games (4Q22: five games) were titles developed by its proprietary Bragg studios. The Company added over 1,800 titles from third party studios to its aggregated content portfolio in Europe. In North America, (including Spin commencing June 1, 2022) the Company launched 12 new online casino games (4Q22: four casino games), of which 11 casino games (4Q22: four casino games) were titles developed by its proprietary Bragg studios. The Company launched three proprietary land-based titles in North America in 2022. As of December 31, 2022 the Company’s total active games portfolio consists of over 6,500 distinct titles.

The Company continued to expand its operations in existing markets during the year, launching its content with multiple new operator partners including in the United Kingdom, the Netherlands, Canada, Switzerland, Spain, Portugal, the Czech Republic, and the Bahamas. Following the completion of the Spin acquisition in June 2022, the Company began the roll-out of its new RGS and new content roadmap with existing Spin customers including with Rush Street Interactive in Ontario during the third quarter of 2022 and with BetMGM in Michigan in the fourth quarter of 2022.

For the three months ended December 31, 2022, customer concentration from the top 10 customers was 64.4% of total revenues, compared to 68.3% of total revenues for the same period in the previous year. As of December 31, 2022, the Company’s total customer base was over 190 customers (December 31, 2021: over 140 customers). A customer is a company or group of companies with one or more online casino operating licenses and one or more active online casino brands. See “Risks and Uncertainties” below.

b) Develop Games through Owned Studios:

The Company is focused on developing more proprietary casino content, which the Company believes offers significant gross profit margin expansion opportunities by capturing a greater share of revenue generated from games. The Company aims to design its games

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to produce an enhanced player experience and increase their Life-Time-Value (“LTV”). The Company’s access to data through in-game performance monitoring features also allows the Company to constantly create and adjust products to better serve players’ continuously shifting preferences. The Company is then able to distribute new and improved content to all operators on its network.

In addition to launching new games with its existing proprietary game studios Wild Streak, Spin and Oryx, the Company launched two new proprietary game studios: Atomic Slot Lab and Indigo Magic. These new studios aim to combine the Company’s successful track record in building casino games, with the Company’s proprietary RGS technology and global distribution, keeping a greater proportion of the value chain in-house.

Atomic Slot Lab builds games with a predominantly North American style, while Indigo Magic builds games with a style aimed foremost at European online casino players. Both studios develop games which have at least two customized math variations. One variation is aimed at a North American audience and one variation is aimed at a European audience, expanding the reach and chances of success for each title from these studios.

During the full year of 2022, Bragg Studios brands launched the following numbers of proprietary games titles:

●	Atomic Slot Lab launched eight new online slot games in Europe (4Q22: three slot games) and seven new online slot games in North America (4Q22: three slot games)
●	Indigo Magic launched three new online slot games in Europe (4Q22: one slot game) and one new online slot game in North America (no slot games in 4Q22)
●	Wild Streak Gaming launched four new online slot games in Europe (4Q22: one slot game), one new online slot game in North America (no slot games in 4Q22) and three new land-based slot games in North America (no slot games in 4Q22)
●	Spin launched one new online slot game in North America since the acquisition of Spin by Bragg closed on June 1 (no slot games in 4Q22)
●	Oryx Gaming launched three new online slot games in Europe (no slot games in 4Q22) and one new online slot game in North America, which was during 4Q22

In total, during the year, the Company launched 29 new online casino titles from its owned studios (4Q22: nine new casino titles) and three new land-based titles (no land-based titles in 4Q22).

c) Expanding Offering by Introducing Exclusive Content:

The Company continues to expand its offering of premium exclusive third-party content. Through new investments and partnerships with more studios, the Company intends to increase distribution of premium and localized content. The Company anticipates that these exclusive deals, coupled with original content, will allow the Company to offer bespoke content adjustable to the markets in which it currently operates and any it may plan to enter in the future.

In fiscal year 2022, the Company announced new online content licensing and distribution agreements with Blue Guru, Kalamba Games, Bally’s Interactive (including King Show Games and Gaming Arts), Sega Sammy Creation and Incredible Technologies (these last two in 4Q22), and it announced that it will bring four more Wild Streak Gaming titles to land-based audiences via an extension of an existing agreement with IGT.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2022	11

These agreements allow the Company to expand its localized and exclusive content offering in several ways, by bringing established land-based casino game brands such as King Show Games, Gaming Arts, Sega Sammy Creation and Incredible Technologies to the interactive market, offering the expertise, technology and online distribution to adapt land-based titles for online casino players and by taking proven online game IP from Wild Streak Gaming, and adapting it to the land-based market with partners such as IGT.

d) M&A and other Strategic Transactions:

The Company announced the completion of its acquisition of Spin, a U.S. based online casino games and technology company in the second quarter of 2022, accelerating its new content rollout plans in regulated North American iGaming markets. The Company will continue to explore and consider various strategic acquisitions, investments, joint ventures, partnerships, and other commercial initiatives.

e) Expand to New Markets:

The Company has an established presence in many jurisdictions in the European market, and during fiscal year 2022 it expanded into North America, obtaining a license for the newly regulated market in Ontario, Canada, in the first quarter, and by completing the acquisition of established United States supplier Spin in the second quarter. Spin’s existing licensing, commercial relationships and technical integrations gave the Company instant access to customers in New Jersey, Pennsylvania and Michigan, and during the third quarter the Company also launched its RGS technology and content in Connecticut.

During the year the Company also obtained a license to supply its content in the Bahamas and launched with the brand 'Island Luck' in the territory.

In Europe during the full year of 2022 the Company launched its content and PAM in the Czech Republic for the first time, and also offered its content for the first time in the Portuguese market.

As other geographies continue to adopt regulations in favour of online gaming, the Company believes it is well-positioned to expand into new markets. Bragg’s geographic growth strategy is driven by regulatory approvals and the subsequent creation of a new market. Markets where growth opportunities have been identified include the United States, Canada, Italy and Latin America. Within Europe, the Company’s goal is to further diversify across the region and increase market share through strategic partnerships with suppliers and operators and through acquisitions.

Outlook

The Company continues to invest in new and proprietary content. It continues to grow and diversify its global footprint by winning new customers in new jurisdictions. The Company’s market expansion in Canada and the United States is progressing according to its long-term strategy. The Company and its management team are focused on integrating its various global business units, including the recently acquired Spin and Wild Streak businesses, into a competitive iGaming solution provider that will offer its customers an array of products and services. Such products and services will play a critical role in powering growth for online sports betting and iGaming operators worldwide.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2022	12

5.FINANCIAL RESULTS

5.1BASIS OF FINANCIAL DISCUSSION

The financial information presented below has been prepared to examine the results of operations from continuing activities.

The presentation currency of the Company is the Euro, while the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, and British pound sterling due to primary location of individual entities within our corporate group. The presentation currency of the Euro has been selected as it best represents the majority of the Company’s economic inflows, outflows as well as its assets and liabilities.

5.2SELECTED ANNUAL INFORMATION

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
EUR 000	2022	2021	2020
Revenue	84,734	58,319	46,421
Net loss	(3,484)	(7,512)	(14,476)
EBITDA	7,626	(1,549)	(9,023)
Adjusted EBITDA	12,062	7,354	5,546

Basic and diluted loss per share	(0.16)	(0.39)	(1.69)

	As at	As at	As at
	December 31,	December 31,	December 31,
	2022	2021	2020
Total assets	104,388	83,390	72,094
Total non-current financial liabilities	9,346	635	740

Dividends paid	nil	nil	nil

As at December 31, 2022, non-current financial liabilities primarily consists of EUR 6.6m in relation to convertible debt, EUR 2.1m of deferred consideration in relation to Spin acquisition, and EUR 0.6m in lease obligations on right of use assets in relation to office leases and long-term employee benefits. As at December 31, 2021 and 2020, non-current financial liabilities consist of lease obligations on right of use assets in relation to office leases and long-term employee benefits.

With the exception of EBITDA and Adjusted EBITDA, the financial data has been prepared to conform to International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These accounting principles have been applied consistently across for all reporting periods presented.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2022	13

5.3OTHER FINANCIAL INFORMATION

To supplement its 2022 financial statements presented in accordance with IFRS, the Company considers certain financial measures that are not prepared in accordance with IFRS. The Company uses such non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures.

The Company also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents.

A reconciliation of operating loss to EBITDA and Adjusted EBITDA is as follows:

	Year Ended December 31,
EUR 000	2022	2021
Operating loss	(828)	(6,346)
Depreciation and amortization	8,454	4,797
EBITDA	7,626	(1,549)
Depreciation of right-of-use assets	(230)	(155)
Lease interest expense	(19)	(20)
Share based compensation	3,773	4,667
Transaction and acquisition costs	905	1,349
Exceptional costs	824	2,973
Loss on disposal of intangible assets	—	89
Gain on remeasurement of derivative liability	(13)	—
Gain on remeasurement of deferred consideration	(804)	—
Adjusted EBITDA	12,062	7,354

Exceptional costs in the year ended December 31, 2022, include one-time costs for the Company, of which EUR 0.5 million is in relation to non-recurring regulatory and legal matters (2021: EUR 1.1 million) and EUR 0.2 million (2021: EUR 1.8 million) is relating to the termination of the employment contracts of senior executives.

Gain on remeasurement of deferred consideration is due to remeasurement of the present value of deferred share consideration in relation to the acquisition of Spin and gain on remeasurement of derivative liability is due to remeasurement of the present value of the conversion options embedded in the Lind Funding Agreement convertible debt instrument.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2022	14

5.4SELECTED FINANCIAL INFORMATION

Selected financial information is as follows:

	Year Ended December 31,
EUR 000	2022	2021
Revenue	84,734	58,319
Operating loss	(828)	(6,346)
EBITDA	7,626	(1,549)
Adjusted EBITDA	12,062	7,354

	As at	As at
	December 31,	December 31,
	2022	2021
Total assets	104,388	83,390
Total liabilities	34,854	17,195

TRADE AND OTHER RECEIVABLES

	As at	As at
	December 31,	December 31,
EUR 000	2022	2021
Trade receivables	16,231	8,231
Sales tax	397	223
Trade and other receivables	16,628	8,454

	As at	As at
	December 31,	December 31,
EUR 000	2022	2021
Less than one month	15,759	8,494
Between two and three months	1,313	747
Greater than three months	1,594	1,405
	18,666	10,646
Provision for expected credit losses	(2,435)	(2,415)
Trade receivables	16,231	8,231

TRADE PAYABLES AND OTHER LIABILITIES

	As at	As at
	December 31,	December 31,
EUR 000	2022	2021
Trade payables	4,327	1,464
Accrued liabilities	14,817	12,380
Sales tax payable	—	444
Other liabilities	405	69
Trade payables and other liabilities	19,549	14,357

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2022	15

5.5SUMMARY OF QUARTERLY RESULTS

The following table presents the selected financial data for continuing operations for each of the past eight quarters of the Company.

	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22

	2021				2022
EUR 000	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenue	14,196	15,491	12,874	15,758	19,360	20,794	20,899	23,681
Operating income (loss)	(516)	(1,772)	(2,217)	(1,841)	(143)	791	(1,638)	162
EBITDA	320	(721)	(884)	(264)	1,433	2,674	837	2,682
Adjusted EBITDA	2,326	1,953	1,476	1,599	3,040	3,135	2,237	3,650
Income (Loss) per share (EUR) - Basic and diluted	(0.06)	(0.11)	(0.12)	(0.08)	(0.03)	0.00	(0.09)	(0.04)

5.6LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of liquidity is its cash generated from operations. Currently available funds consist primarily of cash on deposit with banks. The Company calculates its working capital requirements from continuing operations as follows:

	As at	As at
	December 31,	December 31,
EUR 000	2022	2021
Cash and cash equivalents	11,287	16,006
Trade and other receivables	16,628	8,454
Prepaid expenses and other assets	1,823	2,442
Consideration receivable	—	56
Current liabilities excluding deferred consideration	(23,131)	(15,317)
Net working capital	6,607	11,641
Deferred consideration	(1,176)	—
Net current assets	5,431	11,641

Deferred consideration of EUR 1.2 million is related to deferred share consideration upon the acquisition of Spin on June 1, 2022 (December 31, 2021: Nil).

The undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at December 31, 2022 are below:

	2023	2024	2025	2026	Thereafter	Total
Trade payables and other liabilities	19,549	—	—	—	—	19,549
Lease obligations on right of use assets	334	181	153	—	—	668
Convertible debt	—	9,376	—	—	—	9,376
Loans payable	117	—	—	—	—	117
Other non-current liabilities	—	2	2	4	575	583
	20,000	9,559	155	4	575	30,293

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2022	16

MARKET RISK

The Company is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

FOREIGN CURRENCY EXCHANGE RISK

The Company is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than EUR, which is both the reporting currency and primary contracting currency of the Company’s customers. Accordingly, changes in exchange rates may in the future reduce the purchasing power of the Company’s customers thereby potentially negatively affecting the Company’s revenue and other operating results.

The Company has experienced and will continue to experience fluctuations in its net income (loss) as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

LIQUIDITY RISK

The Company is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring its forecasted and actual cash flows, and matching maturity profiles of financial assets and liabilities.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2022	17

5.7CASH FLOW SUMMARY

The cash flow from continuing operations may be summarized as follows:

	Year Ended December 31,
EUR 000	2022	2021
Operating activities	5,753	115
Investing activities	(16,873)	(23,883)
Financing activities	7,010	12,408
Effect of foreign exchange	(609)	1,264
Net cash flow used in operations	(4,719)	(10,096)

Cash flows used in investing activities is primarily due to EUR 8.5 million in cash consideration paid upon business combination (year ended December 31, 2021: EUR 8.3 million), additions to intangible assets of EUR 7.4 million (year ended December 31, 2021: EUR 3.1 million), and prepaid consideration in relation to the acquisition of Spin of EUR 0.8 million (year ended December 31, 2021: EUR 1.2 million). Cash flows used in investing activities in the comparative period also include the final settlement of the Oryx earn out on January 18, 2021, of EUR 11.5 million.

	Year Ended December 31,
EUR 000	2022	2021
Purchases of property and equipment	(544)	(123)
Additions in intangible assets	(7,377)	(3,143)
Proceeds from sale of discontinued operations	91	235
Consideration paid upon business combination	(8,488)	(8,268)
Cash acquired from business combination	266	124
Prepaid consideration	(821)	(1,187)
Deferred and contingent consideration payments	—	(11,521)
Cash flows used in investing activities	(16,873)	(23,883)

In the year ended December 31, 2022, cash flows from financing activities primarily consist of proceeds from convertible debt, net of costs, of EUR 8.1 million and repayment of loans totalling EUR 0.7 million (year ended December 31, 2021: EUR Nil) inherited upon the acquisition of Spin. Cash flows from financing activities in the comparative period consist of net proceeds from the exercise of warrants and broker warrants issued as part of the November 2020 equity raise of EUR 10.8 million, EUR 1.3 million of net proceeds from shares issued to directors and officers of the Company in connection with a private placement and EUR 0.6 million of proceeds from the exercise of stock options.

	Year Ended December 31,
EUR 000	2022	2021
Proceeds from exercise of warrants and broker warrants	—	10,817
Proceeds from convertible debt, net of costs	8,053	—
Proceeds from exercise of stock options	14	636
Proceeds from shares issued upon private placement, net of issuance costs	—	1,310
Repayment of lease liability	(188)	(171)
Repayment of loans	(661)	—
Interest income	13	61
Interest and financing fees	(221)	(245)
Cash flows from financing activities	7,010	12,408

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2022	18

6TRANSACTIONS BETWEEN RELATED PARTIES

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team which consists of the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Chief Operating Officer (“COO”), Chief Strategy Officer (“CSO”) and Chief Technology Officer (“CTO”). Two key management employees are also shareholders in the Company.

Transactions with Shareholders, Key Management Personnel and Members of the Board of Directors

Transactions recorded in the consolidated statements of loss and comprehensive loss between the Company and its shareholders, key management personnel and Board of Directors are set out in aggregate as follows:

	Year Ended December 31,
	2022	2021
Revenue	101	115
Salaries and subcontractors	(4,088)	(4,601)
Share based compensation	(2,769)	(3,894)
Professional fees	(44)	(123)
Other operational costs	(228)	—
Interest and financing fees	—	(52)
	(7,028)	(8,555)

Transactions with Wild Streak and Spin Vendors

Certain vendors in the sale of Wild Streak and Spin subsequently became employees of the Company. Transactions recorded in the consolidated statements of loss and comprehensive loss between the Company and these employees are set out in aggregate as follows:

	Year Ended December 31,
	2022	2021
Salaries and subcontractors	1,326	331
Share based compensation	62	—
Gain on remeasurement of deferred consideration	(804)	—
Interest and financing fees	316	—
	900	331

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2022	19

Balances due to/from key management personnel, Board of Directors and Wild Streak and Spin vendors who subsequently became employees of the Company are set out in aggregate as follows:

	As at	As at
	December 31,	December 31,
	2022	2021
Consolidated statements of financial position
Trade and other receivables	8	47
Prepaid expenses and other assets	—	62
Trade payables and other liabilities	(2,019)	(1,986)
Deferred consideration - current	(1,176)	—
Deferred consideration - non-current	(2,121)	—
Net related party receivable (payable)	(5,308)	(1,877)

Other transactions with key management personnel, Board of Directors and Wild Streak and Spin vendors who subsequently became employees of the Company are set out in aggregate as follows:

	Year Ended December 31,
Consolidated statements of changes in equity	2022	2021
Share capital	8,190	24,328
Shares to be issued	(6,764)	(8,862)
Net increase (decrease) in equity	1,426	15,466

	As at	As at
	December 31,	December 31,
	2022	2021
Consolidated statements of cash flows
Consideration paid upon business combination	(8,488)	(8,271)
Prepaid consideration	(821)	—
Deferred and contingent consideration payments	—	(11,521)
Repayment of loans	(94)	—
Interest and financing fees	—	(140)
Net cash inflow (outflow)	(9,403)	(19,932)

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2022	20

7DISCLOSURE OF OUTSTANDING SHARE DATA

The number of equity-based instruments granted or issued may be summarized as follows:

	December 31,	March 21,
	2022	2023
Common Shares	21,107,968	21,393,360
Warrants	979,048	979,048
Broker Warrants	16,886	16,886
Fixed Stock Options	2,118,395	2,118,045
Restricted Share Units	738,000	738,000
Deferred Share Units	274,900	274,900
	25,235,197	25,520,239

The increase of 285,392 in Common Shares between the reporting date and the date of this MD&A is due to exercise of convertible debt to 285,042 Common Shares plus exercise of 350 fixed stock options which has resulted in a corresponding decrease in fixed stock options in the same period.

8CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements requires management to make estimates and judgments in applying the Company’s accounting policies that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes.

Within the context of the consolidated financial statements, a judgment is a decision made by management in respect of the application of an accounting policy, a recognized or unrecognized financial statement amount and/or note disclosure, following an analysis of relevant information that may include estimates and assumptions. Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the consolidated financial statements and are based on a set of underlying data that may include management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances.

Management continually evaluates the estimates and judgments it uses.

The following are the accounting policies subject to judgments and key sources of estimation uncertainty that the Company believes could have the most significant impact on the amounts recognized in the consolidated financial statements.

Impairment of non-financial assets (property and equipment, right-of-use assets, intangible assets and goodwill)

-	Judgments made in relation to accounting policies applied

Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing property and equipment, intangible assets and right-of-use assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment.

The Company has determined that Oryx Gaming, Wild Streak and Spin are a single CGU for the purposes of property and equipment, intangible assets and right-of-use asset impairment testing. For the purpose of goodwill impairment testing, CGUs are grouped at the

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2022	21

lowest level at which goodwill is monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

-	Key sources of estimation

In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Company determines fair value less costs to sell using such estimates as market rental rates for comparable properties, recoverable operating costs for leases with tenants, non-recoverable operating costs, discount rates, capitalization rates and terminal capitalization rates. The Company determines value in use by using estimates including projected future revenues, earnings and capital investment consistent with strategic plans presented to the Board. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.

Impairment of accounts receivable

In each stage of the expected credit loss (“ECL”) impairment model, impairment is determined based on the probability of default, loss given default, and expected exposures at default. The application of the ECL model requires management to apply the following significant judgments, assumptions, and estimations:

-

movement of impairment measurement between the three stages of the ECL model, based on the assessment of the increase in credit risks on accounts receivables. The assessment of changes in credit risks includes qualitative and quantitative factors of the accounts, such as historical credit loss experience and external credit scores;

-	thresholds for significant increase in credit risks based on changes in probability of default over the expected life of the instrument relative to initial recognition; and
-	forecasts of future economic conditions.

Leases

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate lease term on a lease-by-lease basis. Management considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option including investments in major leaseholds and past business practice and the length of time remaining before the option is exercisable. The periods covered by renewal options are only included in the lease term if management is reasonably certain to renew. Management considers reasonably certain to be a high threshold. Changes in the economic environment or changes in the office rental industry may impact management’s assessment of lease term, and any changes in management’s estimate of lease terms may have a material impact on the Company’s consolidated statements of financial position and consolidated statements of loss and comprehensive loss.

-	Key sources of estimation

In determining the carrying amount of right-of-use assets and lease liabilities, the Company is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined. Management determines the incremental borrowing rate using a base risk-free interest rate estimated by reference to the bond yield with an adjustment that reflects the Company’s credit rating, the security, lease term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change due to changes in the business and macroeconomic environment.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2022	22

Warrants and share options

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the model used and the inputs therein to valuate the value of share option grants and issued warrants. Management considers all facts and circumstances for each grant issuance on an individual basis.

-	Key sources of estimation

In determining the fair value of warrants and share options, the Company is required to estimate the future volatility of the market value of the Company’s shares by reference to its historical volatility or comparable companies over the previous years, a risk-free interest rate estimated by reference to the Government of Canada bond yield, and a dividend yield of Nil.

Long-term employee benefits obligations

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of severance pay upon retirement and awards for years of service that certain employees have earned in return for their service. A calculation is made for each employee taking into account the cost of severance pay upon retirement due under the contract of employment and the cost of all expected awards for years of service with the Company until retirement.

-	Key sources of estimation

In determining the present value of liabilities to certain employees, the Company performs actuarial calculations in accordance with IAS 19 Employee Benefits applying the Projected Unit Credit Method to measure obligations and costs. Various assumptions are applied including retirement age, mortality, average salary of an individual and growth in income in future years.

Convertible debt

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of each separately identifiable component in the convertible debt instrument. Embedded derivatives such as conversion and buy-back options are measured at fair value through profit and loss and remeasured at each reporting period. The host debt liability is measured at amortised cost and amortised over the life of the instrument. Residual amounts, if any, from the transaction price after deducting the fair value of derivative liabilities and host debt are allocated to warrants if issued as part of the convertible debt.

-	Key sources of estimation

In determining the present value of conversion options, the Company has performed Monte-Carlo simulations modelled as a series of call options with inputs including strike price, stock price WVAP, annualized volatility and risk-free rate.

In respect of buy-back options, the Company has employed a Black Scholes valuation, adding an early exercise premium. Inputs and assumptions include share price, risk free rate, volatility and exercise price.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2022	23

The fair value of the host debt liability is determined using a discounted cash flow method at an appropriate market participant discount rate.

9CHANGES IN ACCOUNTING POLICY

There have been no changes in the Company’s accounting policies in any of the reporting periods discussed in this MD&A.

10MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based on a review of the Company’s internal control procedures, the Company’s Chief Executive Officer and Chief Financial Officer believe its internal controls and procedures are appropriately designed as at the date of this MD&A.

There have been no material changes in the Company’s internal control over financial reporting during the year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Disclosure controls and procedures

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, which is required to be disclosed by the Company in its filings or required to be submitted by the Company under securities legislation is recorded, processed and summarized and reported within specified time periods. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at the date of this MD&A and have concluded that these controls and procedures were appropriately designed.

11RISK FACTORS AND UNCERTAINTIES

Certain factors, listed below, may have a material adverse effect on the Company’s business, financial condition, and results of operations. Current and prospective investors should carefully consider the risks and uncertainties and other information contained in this MD&A and the corresponding financial statements.

For a detailed description of risk factors associated with the Company, please refer to the “Risk Factors” section of the AIF. The risks and uncertainties described herein and therein are not the only ones the Company may face. Additional risks and uncertainties that the Company is unaware of, or that the Company currently believes are not material, may also become important factors that could adversely affect the Company’s business. If any of such risks actually occur, the Company’s business, financial condition, results of operations, and future prospects could be materially and adversely affected.

The Company depends on a small number of significant customers for a large portion of revenue.

The business of the Company was dependent on ten customers for approximately 67.3% of its revenue in the fiscal year ended December 31, 2022 and 55.1% of its revenue for the year ended December 31, 2021. The Company's largest customer accounted for approximately 42.1% of the Company's revenue for the year ended December 31, 2022. The Company’s accounts receivables tend to

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2022	24

be concentrated within a small group of customers and this is expected to improve while the Company is growing its customer base in various jurisdictions.

The loss of any significant customer, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the terms of contractual arrangements or other factors could harm the Company’s results of operations and financial condition. Revenue from individual customers may fluctuate from time to time.

The Company currently relies on third-parties for its gaming content and has no control over the providers of its content. Our business could be adversely affected if our access to games is limited or delayed.

The control of content by our major providers means that even one entity, or a small number of entities working together, may unilaterally affect our access to games and other content. We cannot guarantee that these providers will always choose to license to us. Our business may be adversely affected if our access to games is limited or delayed because of deterioration in our relationships with one or more of these providers or if they choose not to license to us for any other reason.

Even if we are able to secure rights to gaming content from providers or creators, external groups may object and may exert pressure on third parties to discontinue licensing rights to us, hold back content from us, or increase content fees. Content providers also may attempt to take advantage of their market power to demand onerous financial terms from us. If any of these content providers were to not renew their contracts at the expiration of their current service terms, fail to meet their contractual obligations or cease operations for any reason, and if no suitable alternative providers were available, we could be unable to operate our gaming platform. Our inability to retain such third-party providers or find suitable alternate providers in a timely manner could lead to significant costs and disruptions that could reduce our revenue, harm our business reputation, and have a material adverse effect on our financial condition and results of operations.

To the extent that we are unable to license a large amount of content or the content of certain popular games, our business, operating results, and financial condition could be materially harmed.

The industry within which the Company operates are intensely competitive, characterized by low barriers to entry, and are subject to changing technology, shifting user needs, and frequent introductions of new offerings.

The Company's current and potential competitors include large and established companies as well as other start-up companies. Certain competitors have more established relationships and greater financial resources and they can use their resources against the Company in a variety of competitive ways, including by making acquisitions, investing aggressively in research and development and advertising. Emerging start-ups may be able to innovate and provide offerings faster than the Company can. As a result of developments in digital and internet gaming, the cost of entry to the gaming market has decreased significantly. This has resulted in a highly competitive environment. Digital and internet gaming have emerged as substantial methods of competition from existing competitors and, increasingly, new competitors as a result of the lower cost of entry. The increased competition may result in increased pricing pressures on a number of the Company’s products and services. If competitors are more successful than the Company in developing compelling offerings or navigating regulatory hurdles, the Company's revenue and growth rates could be negatively affected. There is no assurance that the Company will be able to maintain or grow its position in the marketplace.

The integrity, reliability and operational performance of the Company's content aggregation, parsing and distribution and other operational information technology systems are critical to the Company's ability to serve its businesses.

The Company's information technology ("IT") systems may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters or similarly disruptive events. Any failure of these IT systems or the telecommunications and/or other third party infrastructure on which such systems rely, as described in "— Reliance on Third-Party

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Owned Communication Networks" could lead to significant costs and disruptions that could reduce the Company's revenue, harm the Company's business reputation and have a material adverse effect on the Company's prospects, business, financial condition or results of operations.

The Company incurs significant costs to maintain, transfer and receive personal data across jurisdictions.

The Company has procedures and measures in place to protect against network or IT system failure or disruption. However, those procedures and measures may not be effective to ensure that the Company is able to carry on its business in the ordinary course if they fail or are disrupted. In addition, the Company's IT systems may not be effective in detecting any intrusion or other security breaches, or safeguarding against sabotage, hackers, denial of service attacks, viruses or cybercrime. Any failure in these protections could harm the Company's business reputation and have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

With regard to transfers to the U.S. of personal data (as such term is defined under the European Union’s General Data Protection Regulation 679/2016 (the "GDPR")) from the Company’s European and U.K. employees, customers, users and other persons, the Company has relied until recently upon the EU - U.S. Privacy Shield, and the Company currently attempts to rely upon EU standard contractual clauses in certain circumstances. Both the EU - U.S. Privacy Shield and EU standard contractual clauses have been subject to legal challenge, resulting in the EU - U.S. Privacy Shield being invalidated, in July 2020, by the Court of Justice of the European Union (the "CJEU"). The U.S. Department of Commerce and the European Commission have initiated discussions to evaluate the potential for an enhanced EU - U.S. Privacy Shield framework that would comply with the CJEU decision; however, such an enhancement may not be created, or any such enhancement could be subject to further challenge before the European courts. While the validity of the EU standard contractual clauses was confirmed by the CJEU, the use of the standard clauses with respect to data transfers to countries outside of the European Economic Area ("EEA") or the U.K., including the U.S., may be subject to further challenge. On 4 June 2021, the European Commission issued revised EU standard contractual clauses which intend to address the decision of the CJEU and recommendations made by the European Data Protection Board. Parties currently relying, or wishing to rely, upon EU standard contractual clauses therefore face operational and administrative challenges to implement these revised clauses, and/or any equivalent clauses issued by the relevant competent authority in the United Kingdom.  Due to the unsettled nature of data export from the EEA and the U.K. to the U.S. (and other third countries), the Company may experience reluctance or refusal by current or prospective European customers to use the Company’s products, and the Company may find it necessary or desirable to make further changes to its handling of personal data of EEA residents, including arrangements to store and process such data outside the U.S. The regulatory environment applicable to the handling of EEA or U.K. residents' personal data, and our actions taken in response, may cause the Company to assume additional liabilities or incur additional costs, and could result in the Company’s business, operating results and financial condition being harmed. Additionally, should the Company continue to transfer the personal data of EEA or U.K. residents to the U.S. or other country outside of the EEA or the U.K., without a solution that complies with the GDPR and other applicable data privacy laws, the Company and its customers may face a risk of enforcement actions by data protection authorities in the EEA or the U.K. relating to personal data transfers to the Company and by the Company from the EEA or the U.K. Any such enforcement actions could result in substantial fines, costs, legal orders to stop transfers and diversion of resources, distract management and technical personnel and negatively affect the Company’s business, operating results and financial condition.

The Company may require the registration of its users or end users prior to accessing its offerings or certain features of its offerings and it may be subject to increased legislation and regulations on the collection, storage, retention, transmission and use of user-data that is collected.

The Company's efforts to protect the personal information of its users may be unsuccessful due to the actions of third parties, software bugs or technical malfunctions, employee error or malfeasance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to the Company's data or its user's data. If any of these events occur, users' information could be accessed or disclosed improperly. Any incidents involving the unauthorized access to or

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improper use of the information of users or incidents involving violation of the Company's terms of service or policies, could damage the Company's reputation and the Company's brands and diminish its competitive position. In addition, the affected users or governmental authorities could initiate legal or regulatory action against the Company in connection with such incidents, which could cause the Company to incur significant expense and liability or result in orders or consent decrees forcing the Company to modify its business practices and remediate the effects of any such incidents of unauthorized access or use. Any of these events could have a material adverse effect on the Company's prospects, business, financial condition or results of operations.

The Company transmits and stores a large volume of data in the course of supporting its offerings. The interpretation of privacy and data protection laws and their application to the Internet is unclear and subject to rapid change in numerous jurisdictions. There is a risk that these laws may be interpreted and applied in a manner that is not consistent with the Company's data protection practices and results in additional compliance or changes in the Company's business practices, or both, and liability or sanction under these laws. In addition, because its offerings are accessible in many jurisdictions, certain foreign jurisdictions may claim that the Company is required to comply with local laws, even where the Company has no local operating entity, employees, infrastructure or other physical presence in those jurisdictions.

The Company may require additional capital in order to carry out its business objectives.

The Company may require additional equity or debt financing in order to carry out its business objectives and to execute on its strategy. There can be no assurance that debt or equity financing or cash generated by operations would be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it would be on terms acceptable to the Company. Failure to obtain sufficient financing may result in the delay or indefinite postponement of development or production on any or all of the Company's offerings which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

The Company’s growth prospects depend on the legal status of real-money gaming in various jurisdictions.

The Company’s growth prospects depend on the legal status of real-money gaming in various jurisdictions, and predominantly within the United States, which is an initial area of focus, and legalization may not occur in as many states as the Company expects, or may occur at a slower pace than the Company anticipates. Additionally, even if jurisdictions legalize real-money gaming, this may be accompanied by legislative or regulatory restrictions and/or taxes that make it impracticable or less attractive to operate in those jurisdictions, or the process of implementing regulations or securing the necessary licenses to operate in a particular jurisdiction may take longer than the Company anticipates, which could materially and adversely affect the Company’s future results of operations and make it more difficult to meet its expectations for financial performance.

Several U.S. states have legalized, or are currently considering legalizing, real-money gaming, and the Company’s business, financial condition and results of operations are significantly dependent upon legalization of real-money gaming. The Company’s business plan is partially based upon the legalization of real-money gaming for a specific percent of the population on a yearly basis and the legalization may not occur as the Company has anticipated. Additionally, if a large number of additional U.S. states or the U.S. federal government enact real-money gaming legislation and the Company is unable to obtain or its key customers are unable to obtain, or are otherwise delayed in obtaining, the necessary licenses to operate iGaming, online casino suites, sportsbook and insurance-based lottery betting websites in U.S. jurisdictions where such games are legalized, the Company’s future growth in iGaming, online casino suites, sportsbook and insurance-based lottery betting could be materially impaired.

As the Company enters into new jurisdictions, governments in those jurisdictions may legalize real-money gaming in a manner that is unfavourable to the Company. Further, authorities overseeing businesses and jurisdictions in which the Company already operates might pass legislation or construe existing law in an unfavourable matter. As a result, the Company may encounter legal, regulatory

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and political challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with operations in existing jurisdictions or opportunities in new jurisdictions.

Additionally, certain U.S. states require the Company to have a relationship with a land-based, licensed casino for online sportsbook access, which tends to increase the Company’s costs of revenue. States that have established state-run monopolies may limit opportunities for private sector participants like the Company. States also impose substantial tax rates on iGaming, online casino suites, sportsbook and insurance-based lottery betting wagering revenue, in addition to sales taxes in certain jurisdictions and a federal excise tax of 25 basis points on the amount of each wager. As most state product taxes apply to various measures of modified gross profit, tax rates, whether federal- or state-based, that are higher than the Company expects, will make it more costly and less desirable for the Company to launch in a given jurisdiction. Additionally, tax increases in any of the Company’s existing jurisdictions may adversely impact the Company’s profitability.

Even in cases in which a jurisdiction purports to license and regulate iGaming, online casino suites, sportsbook and insurance-based lottery betting, the licensing and regulatory regimes can vary considerably in terms of their business-friendliness and at times may be intended to provide incumbent operators with advantages over new licensees.

The Company expects to be subject to a variety of U.S. and foreign laws and regulations, many of which are unsettled and still developing and which could subject the Company to claims or otherwise harm its business.

As the Company seeks to expand in the U.S. and foreign markets, the Company expects to be subject to a variety of U.S. and foreign laws and regulations, many of which are unsettled and still developing and which could subject the Company to claims or otherwise harm its business. Any change in existing regulations or their interpretation, or the regulatory climate applicable to the Company’s products and services, or changes in tax laws and regulations or the interpretation thereof related to the Company’s products and services, could adversely impact the Company’s ability to operate its business as currently conducted or as the Company seeks to operate in the future, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

While the Canadian courts have yet to clarify the scope of certain aspects of the exemption provided by section 207(1)(h) of the Criminal Code for offshore gaming services provided from Canada, and a risk exists that the Canadian authorities may commence enforcement proceedings against the Company for its activities, the Company is not aware of such proceedings against B2B solutions providers operating in Canada who solely export their products to lawful jurisdictions. Although the Company believes it is compliant with all applicable laws and regulations, there is a risk that certain activities of the Company could be found to be in contravention of any such law or regulation in Canada and the penalties for any such contravention are unknown. Additionally, changes in applicable laws or regulations or evolving interpretations of existing law could, in certain circumstances, result in increased compliance costs or capital expenditures, which could affect the Company’s profitability, or impede the Company’s ability to carry on its business which could affect its revenues. Violations of the Criminal Code or any other regulation, whether foreign or domestic, could negatively affect the reputation of the Company and the ability of the Company to obtain required regulatory licenses and registrations in Canada and elsewhere, and cause financial harm to the Company.

The Company is generally subject to laws and regulations relating to online gaming, online casino suites, sportsbook and insurance-based lottery betting in the jurisdictions in which the Company or the Company’s customers conduct their businesses or in some circumstances, of those jurisdictions in which their services are offered or available, as well as the general laws and regulations that apply to all online businesses, such as those related to privacy and personal information, tax and consumer protection. These laws and regulations vary from one jurisdiction to another and future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases, may have a material impact on the Company’s operations and financial results. In particular, some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while others have taken the position that online gaming should be licensed or

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otherwise permitted and regulated and have adopted, or are in the process of considering, legislation and regulations to enable that to happen. Additionally, some jurisdictions in which the Company may operate could presently be unregulated or partially regulated, and therefore more susceptible to the enactment or change of laws and regulations.

Certain of the Company's customers may, from time to time, provide gaming services to players in unregulated markets.

Certain of the Company's customers may, from time to time, provide gaming services to players in unregulated markets. This activity by any of the Company's customers does not necessarily amount to an infringement of laws or regulation in a given jurisdiction, but it is not uncommon for customers to cease providing interactive gaming services in an unregulated market in response to changes or intimated changes to laws or regulation. If a customer is found to have infringed laws or regulations in an unregulated jurisdiction this could materially adversely affect the Company's operations, financial performance and prospects.

The Company cannot be certain that its customers will not provide interactive gaming services to end-users in markets which prohibit interactive gambling. The Company may be considered by a regulatory body in such a restricted jurisdiction as infringing the laws or regulations of that jurisdiction on the basis that the Company is aiding the infringement by providing products or services to that customer. If a customer is found to be operating in a prohibited market, this could materially adversely affect the Company's operations, financial performance, reputation and prospects, as well as jeopardize any one or all of the Licenses and Registrations by virtue of the Company's association with, or provision of products or services to, such customer.

The Company operates in regulated jurisdictions and there can be no assurance that regulations will be consistent in different jurisdictions that the Company operates.

Some countries from which the online gambling industry has historically derived revenue have introduced regulations attempting to restrict and/or prohibit online gaming and gambling, while other jurisdictions have taken the position that online gaming and gambling should be regulated and have adopted or are in the process of considering legislation to enable that regulation. The introduction of new gambling regulations or changes to the nature and scope of existing gaming and gambling regulations (and applicable laws and regulations more generally) in the territories in which the Company’s customers operates or may operate or from where the Company derives or may derive revenue could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

While certain European countries such as Malta and Gibraltar have adopted "point-of-supply" regimes which generally permit their licensees to accept wagers from any jurisdiction that does not expressly prohibit the supply of online gambling from outside such jurisdiction, other countries, including the United Kingdom, Spain and Denmark have implemented, or are in the process of implementing, "point-of-consumption" regimes which only permit the targeting of the domestic market, provided the appropriate local license is obtained and local taxes accounted for (regardless of where the operator's assets, infrastructure and employees may be located). Such licensing regimes can apply onerous compliance requirements and/or introduce product restrictions or marketing restrictions that could have an adverse effect on the Company's operations (and correspondingly on its financial performance).

Operators within the online gambling industry, including the Company, traditionally have based their own risk rationales on a remoteness of supply, adopting a "country of origin" / point-of-supply approach that justifies supplying gambling services into a jurisdiction unless there was something within the laws of that jurisdiction that explicitly outlawed such provision, and explicitly applied to such inward supply emanating from outside its borders.

Many jurisdictions have historically been unable to prevent inward remote supply due to a lack of extra-territorial enforceability of their laws. As a result, many jurisdictions have sought to regulate online gambling while a small number of other jurisdictions have sought to expand their existing legislation to explicitly prohibit such inward supply. Some jurisdictions include wording in their legislation which explicitly purports to apply extra territorially, thereby challenging the point-of-supply approach.

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Certain European territories continue to maintain licensing regimes that protect monopoly providers and, in certain jurisdictions, have combined this with an attempt to prohibit or otherwise restrict all other supplies into the territory.

Future legislative initiatives and court decisions may have a material impact on the Company's operations and financial results. There is a risk that governmental authorities may view the Company as having violated their local gaming regulations and laws if the Company fails to comply with local rules and requirements, including those relating to the licenses it holds. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities, incumbent monopoly providers, or private individuals, could be initiated against the Company and its internet service providers, credit card processors, advertisers and others involved in the online gaming and gambling industry. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed on the Company or its business partners, and may divert the attention of key executives of the Company. Such proceedings could have a material adverse effect on the Company's business, financial condition, results of operations and prospects as well as its reputation.

There can be no assurance that prohibitive legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to the Company's business to regulate various aspects of the internet or the online gaming and gambling industry (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on the Company's business, financial condition and results of operations, either as a result of determining that a jurisdiction should be blocked, or because a local license may be costly to obtain and/or such licenses may contain other commercially undesirable conditions.

In addition, certain countries in which laws currently prohibit or restrict online gaming or the marketing of those services, or protect monopoly providers of gaming or gambling services, may implement changes to open their markets through the adoption of competitive licensing and regulatory frameworks. While these changes may provide growth opportunities for the Company, a new licensing and regulatory regime adopted in any such country may not grant a license to the Company or may impose onerous conditions such as a requirement to locate significant technical infrastructure within the relevant territory or establish and maintain real-time data interfaces with the regulator, together with enforcement sanctions for breach thereof, taxation liabilities that make the market unattractive to the Company, or impose restrictions that limit its ability to offer certain of its key products or to market its products in the way it would wish to do so. There is also an associated cost with creating specific bespoke, localized platforms.

If regulation is liberalized or clarified in some jurisdictions, then the Company may face increased competition from other providers. The opening of new markets, and the clarification of restrictions surrounding online gaming and gambling in other markets where the legal position is currently unclear, may encourage new entrants to the online gaming sector or strengthen the position of competing operators. A significant increase in competition may have a material adverse effect on the Company's business, prospects, revenues, operating results and financial condition.

Legislative interpretation may result in criminality of activities in jurisdictions where the Company supplies operation gaming software.

The Company generates the majority of its income through licensing the Company's technology and games to enable gaming operators to provide gaming services to customers where such services are dependent on that software and the functionality it provides. One of the consequences of the Company's supply of operational gaming software to customers is the potential regulatory risk associated with doing so. While in many jurisdictions laws and regulations may not specifically apply to gaming software licensors (as distinct from its customers' delivery to end customers), this is not universally the case and, indeed, some jurisdictions have sought to regulate or prohibit such supply explicitly.

Furthermore, the Company relies on the continuity of supply by the Company's customers to their end-users using the gaming related software and technology which the Company licenses. Laws and regulations relating to the supply of gaming services are complex,

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inconsistent and evolving and the Company may be subject to such laws either directly through explicit service provision or indirectly insofar as it has assisted the supply to customers who are themselves subject to such laws.

Operators within the remote gaming industry have sought, in the past, to justify their activities by asserting that if remote gaming is permitted from the country of origin (i.e., from the point of supply) then the laws in the country of receipt would have to specifically outlaw the activity of the customer (remotely accessing interactive gaming services) or an entity in that jurisdiction or have the authority to implement laws that impacted outside the jurisdiction in order to render the activity illegal, or entitle the country of receipt to assert jurisdiction. Operators have sought to reduce any associated risks of jurisdictions forming a contrary view by limiting or omitting to have physical presence in such jurisdictions where any connected activities are not clearly legal. Several jurisdictions consider this rationale to be unjustified. Indeed in some jurisdictions, laws have been passed to expressly criminalize the provision of (and sometimes the participation in) gaming, irrespective of where the operator is located and licensed. There is a corresponding, continuing risk to any participant in the gaming industry (be they an operator, supplier or other service provider) that jurisdictions in which customers are located may seek to argue that such a participant was acting illegally in accepting or assisting in the acceptance of wagers from its citizens or in the manner in which it operates gaming networks. This could lead to actions being brought against customers which, in turn, could have a detrimental effect on the financial performance and the Company's reputation. Similarly, where supply by the Company to the customer is critical to the gaming transaction, one cannot rule out the risk that direct enforcement action will be taken against the Company or any of the Company's employees and directors.

Many jurisdictions have not updated their laws to address the supply of remote gaming, which by its nature is a multi-jurisdictional activity. Moreover, the legality of interactive gaming and the provision of software, services and gaming network management is subject to uncertainties arising from differing approaches by legislatures, regulators and enforcement agents including in relation to determining in which jurisdiction the gaming takes place and therefore which law applies. This uncertainty creates a risk for the Company that even in instances where older laws have not been updated to address new technology, courts may interpret older legislation in an unfavorable way and determine customers' and/or the Company's activities to be illegal. This could lead to actions being brought against customers and/or the Company or any of the Company's employees and directors, all or any of which may, individually or collectively, have a detrimental effect on the Company's financial performance and the Company's reputation.

The Company seeks to keep abreast of legal and regulatory developments affecting the gaming industry as a whole. However, the Company does not necessarily monitor, on a continuous basis, the laws and regulations in every jurisdiction where the Company's customers derive business and, correspondingly, from where the Company may derive revenue. The Company adapts its regulatory policy and, therefore, the scope of the Company's ongoing monitoring on the basis that an individual market's materiality to both any relevant customer and to the Company may change. As such, the Company may receive revenue from customers' dealing in jurisdictions where the Company may be unaware of the full extent of enforcement risk.

Despite the monitoring undertaken by the Company and the precautions the Company takes as to the location of employees or assets, there remains a prospect that, in the event of legislation being interpreted in an unfavorable or unanticipated way, such measures are not sufficient and result in actions being brought against the Company or the Company's employees and directors, all of which would have a detrimental effect on financial performance and the Company's reputation. Furthermore, similar actions could be brought against customers with the consequence that revenue streams from such customers may be frozen or traced at the behest of authorities even if none of the Company's entities are made a party to any legal proceedings against any such customer. Customers may also face problems in legitimately moving monies in and out of certain jurisdictions which will impact upon payments from customers. Finally, there is also a risk that the Company's directors or employees or individuals engaged by the Company (or directors, employees or individuals connected to any customer) may face extradition, arrest and/or detention in (or from) such territories even if they are only temporarily present.

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12ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s annual information form, quarterly and annual reports and supplementary information is available on SEDAR at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov under the Company’s name.

Press releases and other information are also available in the Investor section of the Company’s website at www.bragg.group.

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